InBev

RECEIVED
2007 NOV -5 A
OFFICE OF ...
CORPORATE FI...

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

07027821

By courier

Leuven, 31 October, 2007

SUPPL

Dear Madam,

InBev

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

dlw 11/7

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

InBev nv/sa

Brussels, 31 October 2007 - 1/1

InBev's sale to Cofinimmo of a controlling stake in Immobrew, InBev's principal real estate holding company in Belgium and the Netherlands, successfully closed

InBev (Euronext/INB) announces the closure of the transaction with Cofinimmo (Euronext/COFB) under which Cofinimmo has acquired a 90% interest in Immobrew S.A./N.V., a subsidiary of InBev Belgium that directly owns 823 pubs in Belgium and indirectly owns 245 pubs in the Netherlands, for an aggregate of 419 million euro, on a debt and cash free basis. At the same time, InBev Belgium and InBev Netherlands have entered into master lease agreements with Immobrew and its Netherland affiliates with respect to these pubs.

This sale is consistent with InBev's commitment to free up capital invested in non-core activities and will allow us to concentrate on winning with consumers, via our beer brands.

InBev Belgium retains a 10% interest in Immobrew, to be renamed Pubstone SA/NV. Immobrew holds a master lease agreement (commercial type) of 27 years (plus renewal mechanism) with InBev Belgium for an initial rent of 17.4 million euro per annum (indexed to CPI). Substantially similar master lease agreements are in place with affiliates of Immobrew with respect to the Netherlands pubs for an initial rent of 9.2 million euro per annum (indexed to CPI). The sale results in an estimated one-time gain of 334 million euro as compared to the book value.

InBev's business in pubs and bars is a tradition and strength, and will remain a key factor for success in connecting with consumers. InBev will continue to be the dedicated partner and supplier for the respective pub properties in Belgium and the Netherlands. The commercial relationship between the pub tenants and InBev will not change. Cofinimmo has committed to further investments in the properties, and it is the aim of both parties to assure the continued success of the property portfolio.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 88 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

END